UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Switch, Inc
(Name of Issuer)
Class A
(Title of Class of Securities)
87105L04
(CUSIP Number)
June 30, 2019
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 87105L04

1	NAME OF REPORTING PERSON Sylebra Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sylebra Capital Limited is organized in Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 7,630,953
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 7,630,953
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,630,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 87105L04

1	NAME OF REPORTING PERSON Sylebra Capital Management Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sylebra Capital Management Limited is organized in the Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 7,630,953
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 7,630,953
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,630,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: 87105L04

1	NAME OF REPORTING PERSON Daniel Patrick Gibson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Gibson is a citizen of Antigua and Barbuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 7,630,953
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 7,630,953
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,630,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 87105L04
ITEM 1(a).	NAME OF ISSUER: Switch, Inc
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 7135 South Decatur Boulevard Las Vegas NV 89118
ITEM 2(a).	NAME OF PERSON FILING:
Sylebra Capital Limited;
Sylebra Capital Management ("Sylebra Cayman"); and
Daniel Patrick Gibson ("Mr. Gibson")

Sylebra Capital Limited may be deemed to beneficially own the Shares by virtue of its position as the investment advisor to Sylebra Cayman in relation to Sylebra Capital Partners Master Fund, Ltd and other advisory clients. Sylebra Cayman serves as the investment manager to Sylebra Capital Partners Master Fund, Ltd and is the parent of Sylebra Capital Limited. Mr. Gibson owns 100% of the shares of Sylebra Capital Limited and Sylebra Cayman. In such capacities, Sylebra Capital Limited, Sylebra Cayman, and Mr. Gibson may be deemed to share voting and dispositive power over the Shares held for the Sylebra Capital Partners Master Fund Ltd and other advisory clients.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: c/o Sylebra Capital Limited 28 Hennessy Road, Floor 20 Wan Chai Hong Kong
ITEM 2(c).	CITIZENSHIP: Sylebra Capital Limited is organized in Hong Kong Sylebra Capital Management Limited is organized in the Cayman Islands Mr. Gibson is a citizen of Antigua and Barbuda
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A
ITEM 2(e).	CUSIP NUMBER: 87105L04
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [X]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
Hong Kong Regulated Investment Adviser

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
7,630,953
(b) Percent of class:
9.8%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:

(ii) shared power to vote or to direct the vote:
Sylebra Capital Limited - 7,630,953 Sylebra Capital Management Limited - 7,630,953 Daniel Patrick Gibson - 7,630,953
(iii) sole power to dispose or direct the disposition of:

(iv) shared power to dispose or to direct the disposition of:
Sylebra Capital Limited - 7,630,953 Sylebra Capital Management Limited - 7,630,953 Daniel Patrick Gibson - 7,630,953
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
All Shares reported in this Schedule 13G are held by advisory clients of Sylebra Capital Limited. Sylebra Capital Partners Master Fund, Ltd is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 7,630,953 of the Shares, or 9.8% of shares outstanding, covered by this Statement that many be deemed to be beneficially owned by the Reporting Persons. No other advisory clients individually hold economic interest of more than 5% of outstanding shares.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: N/A
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I further certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Sylebra Capital Limited, licensed with the Securities and Futures Commission of Hong Kong to conduct asset management activities is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution listed in Rule 13d-1(b)(1)(ii)(E). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No.: 87105L04
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 08 2019	Sylebra Capital Limited By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Director, COO, CCO, Authorized Signatory
July 08 2019	Sylebra Capital Management Limited By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Authorized Signatory
July 08 2019	Daniel Patrick Gibson By: /s/ Daniel Patrick Gibson Name: Daniel Patrick Gibson Title: Individual
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 87105L04
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Switch, Inc, dated as of 30 Jun 2019 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Sylebra Capital Limited

By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, COO, CCO, Authorised Signatory

Sylebra Capital Management

By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Authorised Signatory

Daniel Patrick Gibson

By: /s/ Daniel Patrick Gibson
Name: Daniel Patrick Gibson
Title: Individual

July 8, 2019